EXHIBIT 1

IDENTITY OF GROUP MEMBERS

Edith H. Bergstrom

Edith H. Bergstrom Living Trust

Erik E. Bergstrom Charitable Remainder Trust

Erik E. and Edith H. Bergstrom Foundation

Jennifer Benz

Rodrigo Barillas

Janet Greig

Charles C. Davis

Ndola Prata